SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Dell Technologies Inc.
(Name of Issuer)

Class C Common Stock, par value $0.01 per share
(Title of Class of Securities)

24703L 202
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	24703L 202

1	NAMES OF REPORTING PERSONS

Susan Lieberman Dell Separate Property Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
31,270,896 shares of Class C Common Stock (1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
31,270,896 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,270,896 shares of Class C Common Stock (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7% (2)

12	TYPE OF REPORTING PERSON*
OO

(1)
Reflects (a) 29,890,896 shares of Class A common stock of the Issuer (the “Class A Common Stock”) and (b) 1,380,000 shares of Class C common stock of the Issuer (the “Class C Common Stock”) held of record by the reporting person. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)
Based on 262,220,998 shares of Class C Common Stock issued and outstanding as of January 11, 2024, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

CUSIP No.	24703L 202

1	NAMES OF REPORTING PERSONS

Susan L. Dell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
37,598,983 shares of Class C Common Stock (1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
37,598,983 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,598,983 shares of Class C Common Stock (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (2)

12	TYPE OF REPORTING PERSON*
IN

(1)
Reflects (a) 29,890,896 shares of Class A Common Stock and (b) 1,380,000 shares of Class C Common Stock held of record by the reporting person, plus (c) 6,328,087 shares of Class C Common Stock held by the Michael & Susan Dell Foundation. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)
Based on 262,220,998 shares of Class C Common Stock issued and outstanding as of January 11, 2024, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

CUSIP No.	24703L 202

1	NAMES OF REPORTING PERSONS

Hexagon Trust Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
31,270,896 shares of Class C Common Stock (1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
31,270,896 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,270,896 shares of Class C Common Stock (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7% (2)

12	TYPE OF REPORTING PERSON*
CO

(1)
Reflects (a) 29,890,896 shares of Class A Common Stock and (b) 1,380,000 shares of Class C Common Stock held of record by the reporting person. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)
Based on 262,220,998 shares of Class C Common Stock issued and outstanding as of January 11, 2024, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

CUSIP No.	24703L 202

1	NAMES OF REPORTING PERSONS

Marc R. Lisker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
31,270,896 shares of Class C Common Stock (1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
31,270,896 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,270,896 shares of Class C Common Stock (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7% (2)

12	TYPE OF REPORTING PERSON*
IN

(1)
Reflects (a) 29,890,896 shares of Class A Common Stock and (b) 1,380,000 shares of Class C Common Stock held of record by the reporting person. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)
Based on 262,220,998 shares of Class C Common Stock issued and outstanding as of January 11, 2024, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

Item 1(a)	Name of Issuer:

The name of the issuer is Dell Technologies Inc. (the “Issuer”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Issuer’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

Item 2(a)	Name of Person Filing:

This Amendment No. 3 to Schedule 13G is being jointly filed by and on behalf of each of Susan Lieberman Dell Separate Property Trust (the “Trust”), Susan L. Dell, Hexagon Trust Company (the “Trustee”) and Marc R. Lisker (collectively, “the “Reporting Persons”).

The Trust is the record holder of 29,890,896 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Issuer, and 1,380,000 shares of Class C common stock, par value $0.01 per share (the “Class C Common Stock”), of the Issuer. The Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Mrs. Dell is the beneficiary of, and may be deemed to beneficially own securities beneficially owned by, the Trust. In addition, Mrs. Dell has joint control over the disposition of 6,328,087 shares of Class C Common Stock held by the Michael & Susan Dell Foundation (the “MSD Foundation”). Mrs. Dell disclaims any pecuniary interest in any securities beneficially owned by the MSD Foundation. The Trustee is the trustee of, and may be deemed to beneficially own securities beneficially owned by, the Trust. Mr. Lisker is the President of, and may be deemed to beneficially own the securities beneficially owned by, the Trustee. Each of the Trustee and Mr. Lisker disclaims any pecuniary interest in the assets of, or any securities beneficially owned by, the Trust.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Trust and the Trustee is 60 Penhallow Street, Suite 400, Portsmouth, New Hampshire 03801.  The address of the principal business office of Mrs. Dell and Mr. Lisker is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(c)	Citizenship:

The Trust is organized under the laws of the State of Texas.

The Trustee is incorporated under the laws of the State of New Hampshire.

Each of Mrs. Dell and Mr. Lisker is a citizen of the United States of America

Item 2(d)	Title of Class of Securities:

Class C Common Stock, par value $0.01 per share

Item 2(e)	CUSIP No.:

24703L 202

Item 3	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

The Trust, the Trustee and Marc R. Lisker

(a)	Amount beneficially owned: 31,270,896 (1)

(b)	Percent of class: 10.7% (2)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 31,270,896 (1)

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 31,270,896 (1)

Susan L. Dell

(a)	Amount beneficially owned: 37,598,983 (3)

(b)	Percent of class: 12.9% (2)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 37,598,983 (3)

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 37,598,983 (3)

(1)
Reflects (a) 29,890,896 shares of Class A Common Stock and (b) 1,380,000 shares of Class C Common Stock held of record by the reporting person. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock

(2)
The percentage of class shown is based on 262,220,998 shares of Class C Common Stock issued and outstanding as of January 11, 2024, as provided by the Issuer, and assumes the conversion of the Class A Common Stock referred to in footnote 1 or footnote 3, as applicable, into shares of Class C Common Stock.

(3)
Reflects (a) 29,890,896 shares of Class A Common Stock and (b) 1,380,000 shares of Class C Common Stock held of record by the reporting person, plus (c) 6,328,087 shares of Class C Common Stock held by the Michael & Susan Dell Foundation. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

Item 5	Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13G is true, complete and correct.

Date: February 13, 2024

Susan Lieberman Dell Separate Property Trust

By:	Hexagon Trust Company, as Trustee

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Susan L. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Hexagon Trust Company

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Marc R. Lisker

/s/ Marc R. Lisker
Marc R. Lisker